Timothy J. Corbett

Partner

+44.20.3201.5690

timothy.corbett@morganlewis.com

July 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Joseph Cascarano

Robert S. Littlepage

Re:                             Yandex N.V.

Form 20-F for Fiscal Year Ended December 31, 2019

Filed April 2, 2020

File No. 001-35173

Gentlemen:

On behalf of our client, Yandex N.V. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 6, 2020, relating to the above referenced Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments.  For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter.  Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment.

Operating and Financial Review and Prospects

Results of Operations

Revenues, Page 67

1.                                      We note that on page 68 you disclose that Yandex.Taxi revenues in both 2019 and 2018 increased due to robust growth in the number of rides. We also note that on page 40 you disclose the “total number of rides grew 54% year-over-year.” Besides “rides”

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please describe for us the metrics you use to monitor and manage your ride-hailing business, such as measures to assess the adoption of your platform and frequency of transactions in regions you operate. Furthermore, if metrics such as “rides” are used by management to manage the business, and promote an understanding of the company’s operating performance, they should be identified as key performance indicators and discussed pursuant to Item 5.A of Form 20-F and Section III.B.1 of SEC Release No. 33-8350. Please tell us your consideration of disclosing metrics, or other key performance.

Response:

The key metrics used by management of the Company to manage the ride-hailing business and analyse the dynamics of the related revenues are:

•                  Changes in the number of rides (the percentage change in rides is disclosed on page 40 of the Annual Report);

•                  Average check (i.e., gross amount of the cost of the rides divided by the number of rides) and take rates (i.e., commission charged by the Company on such amount), which significantly differ across the regions in which the Company operates, and disclosure of which, the Company believes, would not provide material information to investors unless the Company’s competitors also disclosed the rates, which they do not do; and

•                  Promotional discounts to users and minimum fare guarantees to drivers, which are (i) netted against revenues in those regions in which revenues exceed those discounts and (ii) presented in sales, general and administrative expenses in the statement of operations and other comprehensive (loss) / income to the extent that the promotional discounts and minimum fare guarantees exceed the related revenues in those regions in which discounts to users and minimum fare guarantees exceed the related revenues (which are disclosed in Note 2 “Summary of significant accounting policies” to the Company’s consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 contained in the Annual Report).

While management also uses other metrics to monitor and manage the ride-hailing business, it does not regard those as key metrics. For example, while some of our international peers disclose the number of active users, we do not think that disclosure of that metric would be material to investors because of the importance of the frequency of the usage to an understanding of that metric.

The Company agrees that the number of rides is a key performance indicator.  Accordingly, in future filings, the Company will provide enhanced disclosure in respect of this indicator, including the absolute numbers of rides on an annual basis.

The Company plans to disclose the number of rides for each period as well as the percentage changes between the periods and add the following disclosure in Item.5 “Operating and Financial Review and Prospects”:

“We consider the number of rides to be a key performance indicator for our Taxi segment. We define rides as the number of rides completed by the service users (riders) in a given period. Management uses this metric to assess the scale and frequency of usage of our platform and believes that it is the most useful metric for investors to measure the scale and usage of our platform”.

Revenues of Taxi business, Page F-12

2.                                      We note that you act as an agent for arrangements when you provide ride-hailing and delivery services to individual service users. Please clarify in your disclosure how you determined that you act as an agent in your ride-hailing and delivery arrangements to individual users and principal when you provide transportation services to corporate clients. In your disclosure, please consider addressing how you evaluated when a customer obtains control of the promised services, including if your drivers have the ability to accept, decline or ignore the service order placed by a service user through your platform.

Response:

Below we provide background information and identify the key principles of the Company’s recognition of the ride-hailing and food delivery revenue streams. We then discuss the Company’s analysis of its role as agent and principal in respect of both its ride-hailing and food delivery revenue streams.

The Company uses its ride-hailing platform to provide various services to individual users (riders), Fleet Management Companies (“FMCs”, which are companies that manage and employ large numbers of drivers), individual taxi drivers and corporate clients. Individual users access the platform for free and the Company has no performance obligation to individual users. As a result, individual users are not the Company’s customers. Only taxi FMCs, individual drivers and corporate clients are considered the Company’s customers.

The Company provides the following services to its customers:

•                  FMCs and individual taxi drivers use the Company’s platform to seek, receive and fulfill ride requests in exchange for a fee based on a percentage of the ride cost.

•                  Corporate clients and their employees use on-demand transportation services in exchange for a price pre-agreed in contracts between the Company and corporate clients; the Company engages individual drivers or FMCs to deliver these services for an agreed fare.

The Company applies the following general steps to achieve the core principles of ASC 606 in recognizing revenue for its ride-hailing services:

1.              Identification of the Contract, or Contracts, with a Customer: In identifying the contracts under ASC 606, the Company considers the terms of its service contracts and its customary business practices. Consistent with the Company’s customary business practice, the Company has separate, individual contracts with an FMC and an individual driver. Individual drivers may be either self-employed and have a direct contract with the Company or be employed by an FMC. Self-employed drivers accept the Company’s terms of service in order to use the Company’s technology platform, which terms of service set forth the fees the Company charges drivers for each transaction, each party’s rights and obligations regarding the services to be provided, and payment terms. The driver is not obligated to accept a service order placed by a potential rider. The driver may agree to perform the service as requested by the service user by accepting a request via the application or, alternatively, decline or ignore the service order placed by a service user request via the application. The Company does not earn any fees from a service user’s access to the application and the Company has no obligation to the service user to provide requested services, except in the case of corporate transportation services. For corporate transportation services, the Company provides services for, and is responsible for organizing, the transportation of corporate clients (i.e., an individual potential rider who works for a corporate client requests the service from the Company via the Company’s technology application and the corporate client pays the Company for these rides).

For individual riders, the Company collects the fare and related charges from service users on behalf of the customer (FMC or driver) with the service user’s pre-authorized credit card and retains its fees before making the remaining disbursement to the applicable driver; thus, the driver’s ability and intent to pay is not subject to significant judgment.

For corporate rides, the Company receives the payment from the corporate customer for the rides of its employees.

2.              Identification of the Performance Obligations in the Contract: With respect to customers who are drivers, the Company assists the drivers in finding, receiving and fulfilling on-demand requests from service users seeking transportation services and provides the related payment collection activities, using the Company’s applications. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company’s single performance obligation is to connect a driver with an individual user in order to enable the driver to obtain a ride and obtain payment for the ride.

For corporate customers, the Company’s performance obligation is to provide transportation services to the employees of corporate customers, which the Company regards as one performance obligation.

3.              Determination of the Transaction Price: The Company generally earns fees from drivers as a fixed percentage of the fare charged to service users. The Company offers an up-front quoted fare to service users but if the destination changes significantly from the initially-requested destination, then the fare is calculated based on actual time spent and distance travelled in order to complete the ride.

The Company records certain payments to drivers, such as promotional discounts or minimum fare guarantees, as variable consideration that reduces the fee earned by the Company at the time the driver earns the rider’s payment.

In the geographic regions in which revenues exceed promotional discounts to users and minimum fare guarantees to drivers, the discounts and guarantees are netted against revenues. In the geographic regions in which discounts to users and minimum fare guarantees exceed the related revenues, the excess after the revenue on the particular ride is reduced to zero is presented in sales, general and administrative expenses in the statement of operations and other comprehensive (loss) / income.

For transportation services provided to corporate clients, the Company receives revenue from the corporate clients for the rides completed by their employees based upon the pre-agreed prices defined in the contracts.

4.              Allocation of the Transaction Price to the Performance Obligations in the Contract: There is no allocation of the transaction price because the Company has a single performance obligation in both the individual and corporate businesses.

5.              Recognition of Revenue when, or as, the Group Satisfies a Performance Obligation: The Company regards the performance obligation related to its ride-hailing activities as the ability of the taxi driver or the Company, in the case of corporate transportation services, to provide the taxi service to the ultimate customer.  Revenue is recognized at the time the taxi ride is completed, which is when the Company regards the performance obligation to be satisfied, and in the amount that reflects the consideration that the Company expects to receive in exchange for the service. The Company does not have contract assets or contract liabilities as the payment of the transaction price is concurrent with the fulfilment of the services. At the time of completion of services, the Company has the right to receive payment for the services rendered.

The above principles of ASC 606 applied to the Company’s ride-hailing services are also generally applied in recognizing revenue from its food delivery services. The Company’s food delivery services are performed under contracts with restaurants to deliver their delivery orders and from individual customers’ orders of food from other restaurants that the Company delivers through third-party delivery agents. The Company earns fees from restaurants for the use of the Company’s platform for end users to order food and the related service for the delivery of the order placed. The Company reports revenue on a net basis, reflecting the fee owed to the Company from the restaurants as revenue, and not the gross amount collected from the service user. However, with respect to users’ orders from other restaurants, the Company recognizes revenue gross of the amounts it pays the third-party delivery agents as the Company has the primary responsibility for the fulfilment of the delivery service. Third-party delivery costs are recorded as cost of goods sold. The Company recognizes revenue when the food has been successfully delivered, which is when the performance obligation has been completed.

Principal vs. Agent Considerations

The Company evaluates the presentation of revenue on a gross versus net basis based on whether it acts as a principal by controlling the service provided to the passenger or whether it acts as an agent by arranging for third parties to provide the service to the passenger.

For ride-hailing services provided to individual service users, the Company is not a principal. The Company enables drivers to obtain rides and receive payment for the ride through the use of the Company’s technology applications. While the Company facilitates setting the price for the rides, the driver and service user have the discretion to accept the transaction price through the Company’s technology application. The Company is not responsible for fulfilling the transportation services being provided to the service user, nor does the Company have inventory risk related to these services. Accordingly, the Company acts as an agent in the transaction. The Company reports revenue on a net basis, reflecting the fee owed to the Company from the drivers as revenue, and not the gross amount collected from the service user.

The Company has exercised judgment in determining whether the Company is the principal or agent in transactions with corporate clients since the Company subcontracts FMCs or individual drivers to deliver the transportation service promised to corporate clients. The Company presents revenue on a gross basis based upon its conclusion that it controls the transportation service provided to corporate clients. In reaching this conclusion, the Company considered the following key facts and circumstances:

•                  The Company takes strong measures to ensure the quality of transportation services promised to its corporate customers, such as prioritization of corporate rides, and setting quality and response requirements for FMCs and individual taxi drivers in order for them to be eligible to offer corporate rides.

•                  The platform’s backend provides on-demand analytics and expense reporting capabilities to corporate clients, thus reducing their administrative costs. The Company considers this to be a significant part of the corporate client’s user experience.

•                  The Company is contractually responsible for providing on-demand transportation services to corporate clients (in order to service corporate clients, FMCs are required to enter into an additional contract with the Company, where the FMC is the service provider and the Company is the service recipient). In case of customer dissatisfaction, the Company, rather than FMCs or individual taxi drivers, must provide a remedy.

•                  Once the Company engages an FMC or individual taxi driver to provide a ride, it is required to compensate the FMC or individual taxi driver regardless of whether the corporate client accepts the ride or not; therefore, the Company has inventory risk. This means that, if an employee is unsatisfied with the quality of a ride, the corporate client may not accept the service in respect of this ride and may not pay for it, but the Company must still pay the driver.

•                  The Company has full discretion in setting ride prices for corporate clients.

The Company has taken into consideration the condition described in ASC 606-10-55, addressing contracts in which an entity transfers to the customer a right to a future service to be provided by another party. If the specified good or service is a right to a good or service to be provided by another party, the entity evaluates whether it controls the right to the goods or services before that right is transferred to the customer (rather than whether it controls the underlying goods or services). The standard includes two examples to illustrate this point. In Example 47 involving an airline ticket reseller, the specified good or service is determined to be the right to fly on a specified flight (in the form of a ticket). One of the determining factors for the principal-agent evaluation in this example is that the entity pre-purchases the airline tickets before a specific customer is identified. Accordingly, the right existed prior to a customer obtaining it. The example concludes that the entity controls the right before it is transferred to the customer (and is therefore a principal). Having the separate contracts with the FMC and the individual taxi driver for corporate rides stating the quality of transportation services promised to the Company’s corporate customers means that the right for the transportation service existed prior to a corporate customer obtaining it.

The Company has also taken into the consideration the ASC 606-10-55 Example 46A. As depicted in this example, an entity could control the right to the specified service and be a principal by entering into a contract with the subcontractor in which the entity defines the scope of service to be performed by the subcontractor on its behalf. This situation is equivalent to the entity fulfilling the contract using its own resources, and the entity remains responsible for the satisfactory provision of the specified service in accordance with the contract with the customer. The Company is contractually responsible for providing on-demand transportation services to the employees of its corporate clients. In case of customer dissatisfaction, the Company, rather than the FMC or individual taxi driver, must provide a remedy.

Based on the facts above, the Company has determined that, under such definition (“organization of customer transportation”), it controls the provision of this service to the customer.  Therefore, for services provided to corporate transportation services clients, the Company has determined that it acts as the principal, and recognizes revenue and related costs on a gross basis, with transportation expenses included in cost of sales.

In future filings, the Company will add enhanced disclosure of its revenue recognition principles in respect of its Taxi segment, including the Principal vs. Agent Considerations.  In its future filings, the Company intends to include disclosure in Note 2 of its consolidated financial statements substantially similar to the disclosure set forth below:

“The Company uses its ride-hailing platform to provide various services to individual riders, FMCs (which are companies that manage and employ large numbers of drivers), individual taxi drivers and corporate clients. Individual users access the platform for free and the Company has no performance obligation to individual users. As a result, individual users are not the Company’s customers. Only FMCs, individual drivers and corporate clients are considered the Company’s customers.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether it acts as a principal by controlling the service provided to the passenger or whether it acts as an agent by enabling individual tax drivers to interact directly with service users and provide the service to the passenger.

For ride-hailing services provided to individual service users, the Company is not a principal. The Company enables drivers to obtain rides and receive payment for the rides through the use of the Company’s technology applications. While the Company facilitates setting the price for the rides, the driver and service user have the discretion to accept the transaction price through the Company’s technology application. The Company is not responsible for fulfilling the transportation services being provided to the service user, nor does the Company have inventory risk related to these services.

Accordingly, the Company acts as an agent in the transaction. The Company reports revenue on a net basis, reflecting the fee owed to the Company from the drivers as revenue, and not the gross amount collected from the service user.

The Company has exercised judgment in determining whether the Company is the principal or agent in transactions with corporate clients since the Company subcontracts FMCs or individual drivers to deliver the transportation service promised to corporate clients. The Company presents revenue on a gross basis based upon its conclusion that it controls the transportation service provided to corporate clients. In reaching this conclusion, the Company considered the following key facts and circumstances:

•                  The Company takes strong measures to ensure the quality of transportation services promised to its corporate customers, such as prioritization of corporate rides, and setting quality and response requirements for FMCs and individual taxi drivers in order for them to be eligible to offer corporate rides.

•                  The platform’s backend provides on-demand analytics and expense reporting capabilities to corporate clients, thus reducing their administrative costs. The Company considers this to be a significant part of the corporate client’s user experience.

•                  The Company is contractually responsible for providing on-demand transportation services to corporate clients (in order to service corporate clients, the Company enters into an additional contract with FMCs pursuant to which the FMC is the service provider and the Company is the service recipient). In case of customer dissatisfaction, the Company, rather than FMCs or individual taxi drivers, must provide a remedy.

•                  The Company is required to compensate FMCs and individual taxi drivers regardless of whether the corporate client accepts a ride or not; therefore, the Company has inventory risk.

•                  The Company has full discretion in setting ride prices for corporate clients.”

*   *   *   *   *  *

Please contact me via telephone at +44.20.3201.5690 or via email at timothy.corbett@morganlewis.com with any questions or further comments regarding our response to the Staff’s comments.

Very truly yours,

/S/ TIMOTHY J. CORBETT
Timothy J. Corbett

cc:                        Greg Abovsky, Yandex N.V.
Julia Popelysheva, Yandex N.V.